

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

December 23, 2008

Lonnie J. Stout II
Chairman, President and Chief Executive Officer
J. Alexander's Corporation
P.O. Box 24300
3401 West End Avenue
Nashville, Tennessee 37203

> RE: J. Alexander's Corporation
> Form 10-K for the fiscal year ended December 30, 2007
> and Schedule 14A filed April 11, 2008
> File No. 001-08766

Dear Mr. Stout:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Susan Block
Attorney-Advisor